EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-94843 and 333-117919 on Form S-3 and in Registration Statements No. 333-116573, 333-91904 and 333-24765 on Form S-8 of Beazer Homes USA, Inc. of our report dated December 8, 2005 (May 23, 2006 as to the effects of Note 15), which report expresses an unqualified opinion and includes an explanatory paragraph related to the restatement of such consolidated financial statements to revise the Company’s segment disclosures, relating to the consolidated financial statements of Beazer Homes USA, Inc. and our report dated December 8, 2005 relating to management’s report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K/A of Beazer Homes USA, Inc. for the year ended September 30, 2005.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
May 23, 2006